The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

December 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara Ransom

Assistant Director

Re:                             CVSL Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed December 3, 2014

File No. 333-196155

Dear Ms. Ransom:

Thank you for your December 30, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s Form S-3, we hereby submit a letter responding to the comments and Amendment No. 1 to Form S-3 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1. Please clarify for us the subsection of General Instruction I.B. to Form S-3 upon which you intend to rely for this primary offering.  Please provide us with a detailed analysis of your eligibility to rely on this Instruction or provide us with an analysis of the alternate basis on which you believe you are eligible to register this transaction on Form S-3.

Response: The subsection of General Instruction I.B. to Form S-3 upon which CVSL intends to rely is I.B.1.  Please note that the aggregate value of the common stock held by non-affiliates has exceeded $75,000,000 on several days during the month of December 2014 after the common stock was trading on the NYSE MKT.  On December 12, 2014 the aggregate value of the voting common stock held by non-affiliates was $78,645,037 based on the closing price of the common stock of CVSL of $10.78 and 7,295,458 shares of common stock held by non-affiliates of CVSL.

2. Please provide us with your analysis as to why you believe the OTCQX Martketplace stock price as of December 2, 2014 is a representative market price for purposes of Item 501(b)(3) of Regulation S-K, as opposed to a price range, considering that you are in the process of up-listing to a national securities exchange and no sales of your common stock will be made under this registration statement until you have up-listed to such an exchange.

Response: Please note that on December 5, 2014, the common stock of CVSL began trading on the NYSE MKT.  We have updated all references regarding stock prices to reflect recent trading prices on the NYSE MKT.

Incorporation of Certain Documents by Reference, page S-12

3. Please revise to include the Current Report on Form 8-K filed on November 26, 2014 and December 3, 2014.  In addition, please remove the reference to the Current Report on Form 8-K filed on December 2, 2014 as no report was filed on that date.

Response: We apologize for the clerical error and we have included the correct filings in the Incorporation of Certain Documents by Reference section.

Outside Back Cover Page of Prospectus, page S-13

4. Please provide the prospectus delivery obligations pursuant to Item 502(b) of Regulation S-K.

Response: We have included the prospectus delivery obligation on the outside back cover page of the prospectus.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
Enclosures
cc: CVSL Inc.